XSTREAM BEVERAGE NETWORK, INC.
                   43511 West Commercial Boulevard, Suite 209
                         Fort Lauderdale, Florida 33309
                             Telephone 954-598-7997

                                     'RW WD'

                                 March 30, 2006

United States Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C.  20549

Attention:        Howard M. Baik
                  Ellie Quarles
                  H. Christopher Owings
                  Adam Phippen
                  George Obsiek

         Re:      XStream Beverage network, Inc. (the "Company")
                  Registration Statement on Form SB-2

                  File number 333-119403

Ladies and Gentlemen:

         Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the Company hereby applies for an order granting the immediate withdrawal of the aforedescribed Registration Statement, together with all exhibits thereto. The Registration Statement was originally filed with the Securities and Exchange Commission on September 30, 2004.

         The Registration Statement was initially filed primarily to comply with contractual requirements accorded certain investors, including Laurus Master Fund, LTD. However, because the Company was unable to qualify for certain exemptions necessary to execute its obligations to Laurus Master Fund, LTD, and wishes to restructure such transaction, the Company is withdrawing its Registration Statement.

         The Registration Statement has never been declared effective, and no shares have been sold pursuant to the Registration Statement. We recognize that there are pending comments outstanding, and we expect to address those comments in our Form 10-KSB Annual Report to be filed as well as supplementally.

         Should you have any question, please do not hesitate to contact James
M. Schneider, legal counsel to the Company, at 561-362-9595.

                                    Sincerely,

                                    XSTREAM BEVERAGE NETWORK, INC.


                                    Theodore Farnsworth, CEO

cc:      James M. Schneider, Esq.